Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

									Nine-Months Ended
	2009 (a), (d)	2010 (b),(c),(d)	2011 (b),(c),(d)		2012 (b),(d)		2013 (b)		September 30, 2014 (b)

Earnings (Loss):
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees	547.4	1,468.2	(1,532.3)		(2,285.4)		(2,929.5)		217.7
Add (deduct):
Fixed charges	27.5	49.3	69.0		124.5		107.7		80.7
Amortization of capitalized interest	8.6	—	—		2.4		4.6		12.7
Distributed income of equity investees	6.8	12.9	—		—		—		—
Interest capitalized	(8.6)	(1.1)	(24.6)		(99.7)		(82.6)		(49.2)
Preference dividend of consolidated subsidiaries	—	—	—		—		—		—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(1.8)	(13.0)		(8.9)		(0.6)		(0.3)

Total earnings (loss) available for fixed charges	581.7	1,527.5	(1,500.9)		(2,267.1)		(2,900.4)		261.6

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	27.5	49.3	69.0		124.5		107.7		80.7

Ratio of Earnings to Fixed Charges	21.2	31.0	—	(e), (h)	—	(e), (g)	—	(e), (f)	3.2

(a)

Information presented for the year ended December 31, 2009 has not been restated to conform with IFRS, and is presented based on financial information prepared in accordance with US generally accepted accounting principles.

(b)

Information presented for the nine-months ended September 30, 2014 and the years ended December 31, 2010 to 2013 have been prepared based on financial information presented in accordance with International Financial Reporting Standards (“IFRS”).

(c)	Figures reported for 2010 and 2011 have not been recast for IFRS 11, which was adopted on January 1, 2013.

(d)

On June 30, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”). On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e)

Due to our losses for the years ended December 31, 2011, 2012 and 2013, the ratio of earnings to fixed charges was negative for these years. We would have had to generate additional earnings before taxes of $1,569.9 million, $2,391.6 million, and $3,008.1 million for the years ended December 31, 2011, 2012 and 2013, respectively, to have achieved earnings to fixed charge ratios of one-to-one.

(f)

The loss for the year ended December 31, 2013 included the effect of $3,169.6 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.5 for the year ended December 31, 2013.

(g)

The loss for the year ended December 31, 2012 included the effect of $3,527.6 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 10.1 for the year ended December 31, 2012.

(h)

The loss for the year ended December 31, 2011 included the effect of a $2,937.6 million non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 20.8 for the year ended December 31, 2011.